                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                             -------------------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)(1)

                               Magma Power Co.
                               (NAME OF ISSUER)

                                 Common Stock
                        (TITLE OF CLASS OF SECURITIES)

                                  559194105
                                (CUSIP NUMBER)

             James D. Shepard, 7624 South Painter Avenue, Suite A
                     Whittier, CA 90602   (310) 696-1433
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 9, 1995
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent hereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 5 Pages)


- ----------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559194105                     13D                          PAGE 2 OF 5

        1       NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS B.C. McCabe Foundation

        2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /

        3       SEC USE ONLY

        4       SOURCE OF FUNDS*
                OO

        5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                                / /
                Not Applicable

        6       CITIZENSHIP OR PLACE OF ORGANIZATION
                California

                        7       SOLE VOTING POWER
                                1,181,381
     NUMBER OF
      SHARES            8       SHARED VOTING POWER
   BENEFICIALLY                 0
     OWNED BY
       EACH             9       SOLE DISPOSITIVE POWER
     REPORTING                  1,181,381
    PERSON WITH
                       10       SHARED DISPOSITIVE POWER
                                0

        11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,181,381

        12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /

        13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.92%

        14      TYPE OF REPORTING PERSON*
                OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         In accordance with Rule 13d-2(c) of the Securities Exchange Act of 1934 and Item 101(a)(2)(i) of Regulation S-T, the following items contained in the statement on Schedule 13D as filed by the B. C. McCabe Foundation with the Securities and Exchange Commission on April 5, 1993 are hereby amended and restated as follows:

ITEM 1. SECURITY AND ISSUER

     Security:        Common Stock

     Issuer:          Magma Power Co.
                      4365 Executive Drive
                      San Diego, CA  92121


ITEM 2. IDENTITY AND BACKGROUND

     Name:            B. C. McCabe Foundation

     State of
     Organization:    California

     Principal
     Business:        Charitable Foundation

     Address of
     Principal
     Business:        7624 South Painter Avenue, Suite A
                      Whittier, CA  90602

     Address of
     Principal
     Offices:         7624 South Painter Avenue, Suite A
                      Whittier, CA  90602

     During the last five years, the B. C. McCabe Foundation has not been:
(a) convicted in a criminal proceeding; or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.



                              Page 3 of 5 Pages

ITEM 4. PURPOSE OF TRANSACTION

     The B. C. McCabe Foundation (the "Foundation") sold 1,571,260 shares of Common Stock of Magma Power Co. ("Magma") to California Energy Company, Inc. ("CECI") for $39.00 per share on January 9, 1995 in connection with CECI's recently completed tender offer for 51% of the Common Stock of Magma. Prior to the sale of shares to CECI, the Foundation held 11.9% of the outstanding Common Stock of Magma. As a result of the sale of shares to CECI, the Foundation now only holds 4.92% of the outstanding Common Stock of Magma. The Foundation intends to eventually liquidate the remainder of its holdings in Magma, which presently constitutes 1,181,381 shares. The Foundation has no intention with respect to the securities as to any material change in the control or organization of Magma.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     1,181,381 shares (4.92%)

     The B. C. McCabe Foundation has sole voting and dispositive power with respect to all such shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.





                              Page 4 of 5 Pages
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                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                  B. C. MCCABE FOUNDATION

Date: January 18, 1995                       By:  /s/ James D. Shepard
                                                  ----------------------------
                                                          Signature

                                                  James D. Shepard, Co-Trustee
                                                  ----------------------------
                                                           Name/Title





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